UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25/A Amendment No. 1 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058
Expires: August 31, 2015
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-23039

CUSIP NUMBER
16941J 106

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2013

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Precision Steel, Inc.

Full Name of Registrant

Former Name if Applicable

18th Floor, Teda Building, 87 Wing LokStreet, Sheungwan

Address of Principal Executive Office (Street and Number)

Hong Kong

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant filed a Form 12b-25 (the “Original Form 12b-25”) disclosing that we were unable, without unreasonable effort or expense, able to file our Annual Report on Form 10-K for the fiscal year ended June 30, 2013 by September 30, 2013 and that the registrant anticipates that it will file its Form 10-K within the “grace” period provided by Securities Exchange Act Rule 12b-25.  The Registrant also noted in Part IV(3) of the Original Form 12b-25 that we anticipated no significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. We are hereby amending the Original Form 12b-25 to change the response to Part IV(3) below.

Forward-Looking Statements

This Amendment to the Original Form 12b-25 contains various “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 that are based on management's beliefs and assumptions, as well as information currently available to management.  Statements other than those of historical fact, as well as those identified by the use of words such as “intends,” “anticipates,” “estimate,” “plan,” “expect,” “believe,” “may,” “will,” “should,” and any variations of the foregoing and similar expressions, are forward-looking statements.  Although we believe that the expectations reflected in any such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct.  Any such statements are subject to certain risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual financial results, performance, financial condition or stock price may vary materially from those anticipated, estimated, expected or implied by any forward-looking statements.  Among the key factors that could cause our actual financial results, performance, condition or stock price to differ from the expectations expressed or implied in such forward-looking statements are the following: recently enacted, proposed or future legislation and the manner in which it is implemented; the nature and scope of regulatory authority, particularly discretionary authority, that may be exercised by regulators having jurisdiction over the Company's business or consumer financial transactions generically; the impact of changes in accounting rules and regulations, or their interpretation or application, or determinations made in connection with the preparation or audit of the Company's financial statements, which could materially and adversely affect the Company's reported financial statements; or necessitate material delays or changes in the issuance of the Company's audited financial statements; the Company's assessment of its internal control over financial reporting and the possibility that such assessment could lead the Company to report one or more material weaknesses in its internal control over financial reporting; changes in interest rates; risks relating to expansion and foreign operations; risks inherent in making loans, including repayment risks and value of collateral; the timing and amount of revenues that may be recognized by the Company; changes in current revenue and expense trends (including trends affecting delinquency and charge-offs); changes in the Company's markets and general changes in the economy (particularly in the markets served by the Company); and the unpredictable nature of litigation.  The Company does not undertake any obligation to update any forward-looking statements it may make.

2

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

LeadaTak Tai Li	(852)	2543-2290
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [ ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Current assets declined by approximately $59 million, or 51%, year-on-year, to approximately $56 million as of June 30, 2013. In addition, net loss increased by approximately $52 million, to approximately $69 million for the year ended June 30, 2013, compared to approximately $17 million for the year ended June 30, 2012. The increase in net loss is attributable to a combination of the factors to be discussed in the Form 10-K, but was principally due to a material decline in sales revenues, a negative gross profit margin, and a substantial allowance for bad and doubtful debts.

3

CHINA PRECISION STEEL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 3, 2013	By:	/s/ LeadaTak Tai Li
	Name:	LeadaTak Tai Li
	Title:	Chief Financial Officer

4